Exhibit 23.1

Consent of Independent Auditors

The Board of Directors

GP Strategies Corporation:

We consent to the incorporation by reference in the registration statements (Nos. 33-26261 and 333-123949) on Form S-8 and registration statements (Nos. 333-169603, Nos. 333-97531, and 333-110611) on Form S-3 of GP Strategies Corporation of our report dated June 24, 2011, with respect to the statement of assets acquired and liabilities assumed of the consulting business of RWD Technologies, LLC as of December 31, 2010, and the related statement of revenue and direct expenses for the year ended December 31, 2010, which report appears in the Form 8-K/A of GP Strategies Corporation filed on June 24, 2011.

/s/ KPMG LLP

Baltimore, Maryland

June 24, 2011